

Mail Stop 3010   March 15, 2010

Shimon Yitzhaki
President and Chief Executive Officer
Elbit Imaging LTD.
2 Weitzman Street
Tel Aviv 64239
Israel

       Re: **Elbit Imaging LTD.**
                Form 20-F
                Filed June 19, 2009
                File No. 000-28996

Dear Mr. Yitzhaki:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 19. Exhibits</u>

1. We note your response to comment 1 of our letter dated December 23, 2009. In response to our comment, you state that the agreement with your chairman is a management contract and that you are not required to file it pursuant to Item 19.4(c)(v) of Form 20-F. It appears that the agreement is with a company belonging to the chairman and not directly with the chairman. Further, we note your disclosure on page F-114 that "no employer-employee relationship will exist between the Chairman and the Company." Please advise why this agreement should not be considered a material business contract under 19.4(b)(i) of Form 20-F. Please provide a similar analysis with respect to the service agreement between your Chairman and PC. Additionally, please advise whether the chairman's company employs other individuals that provide services to you.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Stacie Gorman at (202)551-3583 or me at (202)551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief